Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 001-33429

Acorn International, Inc.

12F, Xinyin Building, 888 Yishan Rd

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED DECEMBER 3, 2007

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Gordon Xiaogang Wang
Name:	Gordon Xiaogang Wang
Title:	Vice president, chief financial officer

Date: DECEMBER 4, 2007

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ACORN ANNOUNCES SHARE REPURCHASE PROGRAM

(Shanghai, China; 3 December 2007) Acorn International, Inc. (NYSE: ATV), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, today announced that its Board of Directors has approved a share repurchase program, effective December 2007. Under the program, Acorn is authorized to repurchase up to an aggregate of US$30 million of its American Depositary Shares, or ADSs, representing its ordinary shares.

James Hu, Chairman and CEO of Acorn International commented, “The approval of the share repurchase program by our Board of Directors reflects our ongoing commitment to increase shareholder value and confidence that the current ADS price levels do not reflect our current potential value. In addition, we strongly believe that our available cash resources will allow us to implement a share repurchase program while continuing to pursue growth opportunities.”

The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which if adopted, will allow Acorn to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The purchases will be made subject to restrictions relating to volume, price and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of our ADSs and other factors. The repurchase program is expected to continue over the next 4 months unless extended or shortened by the Board of Directors.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated repurchase of Acorn ADSs and the expected duration of the repurchase program. Acorn may repurchase all $30 million of its ADSs, or no ADSs, or any amount in between, and lengthen or shorten the repurchase period, depending on the trading price of its ADSs, which may be positively or negatively impacted by the repurchase program, market conditions, determinations following the date of this announcement to use such funds for other purposes, or for other reasons. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and

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regulations relating to TV media time and TV direct sales programs, including actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network; potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; and general economic and business conditions in China.

Acorn believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this release. Acorn undertakes no obligation to publicly release any revisions to forward-looking statements to reflect events after the date of this release.

For further information, please contact:

Chen Fu
Director of Investor Relations
Acorn International
Tel: +86 21 5151 8888 (ext.2228)
Email: ir@chinadrtv.com

Roger Hu	Christopher Gustafson
Christensen	Christensen
Tel: +852 2117-0861	Tel: +1 480 614 3021
Email: rhu@ChristensenIR.com	Email: cgus@ChristensenIR.com

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